Exhibit 99.2

Kimber Resources Inc.

Management’s Discussion and Analysis

September 19, 2005

The following management discussion and analysis of the Company’s financial position is for the year ended June 30, 2005 compared to June 30, 2004 and covers information up to the date of this report. This discussion should be read in conjunction with the attached financial statements and related “Notes to the Consolidated Financial Statements” which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP).  The discussion and analysis may contain certain forward-looking statements about the Company’s future prospects, and the Company provides no assurance that actual results will meet management’s expectations.

All amounts are stated in Canadian dollars unless indicated otherwise. Additional information regarding the Company is available on SEDAR at www.sedar.com and on the Company’s website at www.kimberresources.com.

The information is current to September 19, 2005 and the Company’s auditor has audited the financial statements to June 30, 2005.

Introduction

Kimber Resources Inc. is a Canadian-based company engaged in the development and exploration of the Monterde gold/silver property (the “Property”) located in the Monterde Mining District in the state of Chihuahua, Mexico. The Company’s primary targets are open-pittable ore bodies, where gold and silver are amenable to extraction by heap leaching and, possibly, conventional milling. Until January 2005, the Company’s policy was to allocate the greater part of its funds to development and exploration on its principal asset, the Carmen deposit. The Company is now also exploring for additional gold-silver resources on the Monterde Property.

The Company intends to bring the Carmen to positive feasibility status so that increased potential value can be recognized.

Results of Operations

The Company’s net loss for the fiscal year ended June 30, 2005 was $1,825,982 or $0.06 per common share compared with $1,513,811 or $0.07 per share loss for the same period ended June 30, 2004. The Company’s increase in net loss for the year was $312,171.

In accordance with stock-based compensation policy required by the Canadian Institute of Chartered Accountants the Company recorded an expense of $720,469 on 982,000 stock options granted in the year ($533,448 in 2004). This is a non-cash expense and does not affect the Company’s operations. Without this non-cash expense, the Company would have recorded a loss of $1,105,513 or $0.04 weighted average loss per share during the year.

During the fiscal year ended June 30, 2005 the Company spent $6,233,521 on its mineral properties; $528,458 for property acquisition payments and had mineral property expenditures of $5,703,063. Drilling costs of $2,251,312 were the highest cost activity, representing 36% of expenditures, as a second drill rig was added in March, 2004 ($1,069,739 or 29% in 2004). Geological and geophysical expenditures were $861,051 or 15% of property expenditures in 2005 compared to $495,843 or 14% in 2004.  The increase in geological staff represents personnel required to supervise and process data from the second drill rig. Also in line with higher drilling expenditures, assay testing was the third highest cost category in fiscal year ending June 30, 2005 at $647,785 or 10% of property expenditures ($443,757 or 12% in fiscal year ended June 30, 2004). The results of these expenditures are explained in the “Mineral Properties” section below.

Salary and benefits expenses rose during the year ended June 30, 2005 to $570,991 from $479,017 in the year ended June 30, 2004 due to salary increases and administrative demands that have grown with the Company’s operating activities and regulatory compliance.

Investor relations and shareholder communications expenses of $195,163 (2004 – $163,673) were larger as a result of additional advertising and attending investment conferences to create greater awareness of the Company’s progress.

Office and miscellaneous expenses increased during the year by $45,816 to $123,421 in 2005. The increase is mainly attributable to increased printing costs and computer service and maintenance costs.

Rent expense for the head office increased to $64,365 in the year ended June 30, 2005 from $43,016 in the comparable period ended 2004 as the result of an increase in rent and additional office space occupied.

The Company recorded a gain from foreign exchange of $17,103 during the year ended June 30, 2005 as opposed to a loss of $10,554 in the period ended 2004. The gain originates from funds advanced to Mexico during the year that have appreciated in value due to fluctuations in the Mexican nuevo peso relative to the Canadian dollar. The rate of exchange for the Mexican peso began the fiscal year at 0.1163 and closed the year lower at 0.1147.

Selected Annual Information

The following information is for each of the three fiscal years ended June 30, 2005, 2004 and 2003:

	2005	2004	2003
Interest / investment income	74,784	64,316	52,169
Net loss	(1,825,982)	(1,513,811)	(513,627)
Net loss per share – basic and diluted	(0.06)	(0.07)	(0.04)
Total assets	16,937,717	9,793,200	3,331,701
Long-term liabilities	-	-	-
Dividends	-	-	-

The Company’s income from interest and investments increased over the past three fiscal years due to higher amounts of cash and cash equivalents that were available for short-term investment. The net losses for the Company in the fiscal years ended June 30, 2005 and 2004 include non-cash charges for stock-option compensation expenses of $720,469 in 2005 and $533,448 in 2004.

The Company’s net assets have increased over the fiscal periods mainly because of funds raised through private placements and increased deferred mineral property expenditures capitalized during the years.

Summary of Quarterly Results September 30, 2003 to June 30, 2005

	Q1 Sep30/03	Q2 Dec31/03	Q3 Mar31/04	Q4 Jun30/04
Interest income	9,038	10,761	11,340	35,800
Total Loss	(141,088)	(235,473)	(630,319)	(506,931)
Loss per share	(0.01)	(0.01)	(0.02)	(0.03)

	Q1 Sep30/04	Q2 Dec31/04	Q3 Mar31/05	Q4 Jun30/05
Interest income	12,326	13,828	22,093	26,537
Total Loss	(318,889)	(469,966)	(500,446)	(536,681)
Loss per share	(0.01)	(0.02)	(0.02)	(0.01)

The Company is in the exploration and development stage, and therefore, variances in its quarterly losses are not affected by sales or production-related factors. Increases in costs are generally attributed to growth in operations and success in financing activities, which allow the Company to undertake further development and exploration on its properties.

Revenues for the Company are for interest and gains received on cash or short-term investments (low-risk banker’s acceptance notes that yield 2.43% to 2.48% on an annual basis) classified as cash.  Interest revenues fluctuate according to the amounts of funds held in deposit and interest rates offered during the period. Kimber does not have revenues from mining operations and does not expect to have revenues in the near future other than interest received on cash balances.

Financial Condition

At June 30, 2005, the Company had working capital of $3,895,321 (2004 - $3,221,116). The Company has no long-term indebtedness or long-term obligations. The change in working capital is the result of increased available cash of $4,288,648 compared to the previous year (2004 – $3,279,845). In the fiscal year ended June 30, 2005 the Company received $1,119,315 from the exercise of 1,497,747 warrants, $155,200 from the exercise of 233,217 stock options and $6,632,541 (net of expenses) from three private placements aggregating 4,600,324 shares issued. As at the date of this report the Company had $6,566,534 in cash and liquid short-term banker’s acceptance notes.

Current liabilities increased to $900,734 as at June 30, 2005 from $644,069 on June 30, 2004. This was primarily due to drilling and assay expenditures that were in routine accounts payable at the end of the fiscal year and were paid subsequent to the period.

The Company is committed to paying approximately $840,553 at September 19, 2005 for expenses billed, primarily drilling and assays.

Cash Flows

The Company generates cash inflow from selling its shares either through financings or the exercise of existing share purchase warrants and stock options. There is a liquidity risk that these warrants and options may not be exercised if the price of the Company’s share price falls below the exercise price due to market conditions.

Amounts receivable decreased by $84,195 during the fiscal year ended June 30, 2005 mainly because of input tax credit payments for IVA Tax received from the Government of Mexico. Receivables for IVA, which is 15% of expenditures in Mexico, decreased during the year by $38,700 to $293,701. An advance payment made to the Government of Mexico during the previous fiscal year ended June 30, 2004 to acquire claims within the Monterde Property totaling $56,844 remains due. In addition, amounts due from a supplier decreased by $67,724 for survey equipment services used on the Monterde Property. Amounts receivable from the Government of Canada for Goods and Services Tax (GST) has declined $4,532 to $10,109.

Prepaid expenses increased by $9,262 to $40,234 during the year mainly due to advance payments for various insurance policies and an advance retainer for services not yet rendered at the end of the period.

The Company made equipment purchases of $64,182 during the year ended June 30, 2005 including: $43,278 for computer equipment and software; $18,454 for the exploration camp and related equipment.

Property acquisition costs of $528,458 were incurred for option payments and concession taxes on the Monterde Property ($525,103) and the Setago Property ($3,355). The amount paid for Monterde includes the acquisition of concessions that were staked adjacent to the Property and not previously held by the Company. Future acquisition expenditures on these staked concessions will be minimal as there are no property payments.

Share capital increased cash inflows by an aggregate of $7,907,056 through the issuance of 6,331,288 common shares during the fiscal year ended June 30, 2005 as follows:

	Number of Shares	Share Capital $
Balance, June 30, 2004	27,401,540	$11,126,010

Private placements	4,600,324	6,632,541
Exercise of warrants	1,497,747	1,119,315
Exercise of options	233,217	155,200
	6,331,288	7,907,056
Balance, June 30, 2005	33,732,828	19,033,066

1Net of share issuance costs of $432,461

Financings

On September 9, 2004, the Company closed a brokered private placement for 1,270,000 units at a price of $1.50 per unit. Each unit consisted of one Common Share and half of one non-transferable share purchase warrant. One whole warrant entitles the holder to purchase an additional Common Share at a price of $1.80 until March 8, 2006. The agent received an 8% commission paid in cash and the agent and other members of the sales group received a non-transferable agent’s option to purchase a total of 127,000 units at $1.80 per unit, consisting of one Common Share and one-half of one non-transferable share purchase warrant. One whole warrant will entitle the holder to purchase an additional Common Share at $1.80 until March 8, 2006. The Company also paid the agent a corporate finance fee of 40,000 units having the same terms as the units described above.

On February 10, 2005, the Company announced a non-brokered private placement of securities with three placees including a one-year, 5% convertible debenture of $2,000,000 to be issued to a director. Subsequently, the private placement units were over-subscribed and the convertible debenture with the director was not completed. On February 22, 2005 the Company closed a non-brokered private placement of 3,290,324 units to raise gross proceeds of $5,100,002 with four investment funds. All of the units were issued at a price of $1.55 per unit and each unit consists of one Common Share and one-half of a non-transferable share purchase warrant, with one whole warrant entitling the holder to purchase one additional Common Share at $1.80 until March 8, 2006. Two of the funds each purchased 1 million units. In addition, two other funds each purchased 645,162 units.  A finder's fee of $31,000 was paid to an investment brokerage firm in respect of 1 million units.

On August 26, 2005, the Company announced that it has closed a non-brokered private placement of units to raise gross proceeds of $4,999,998.  All of the units were issued at a price of $1.50 per unit and each unit consists of one common share and one-half of a non-transferable warrant, with one whole warrant entitling the holder to purchase one additional common share at $1.80 until February 26, 2007. The investors were funds managed by Sprott Asset Management Inc. and two other institutional investors based in the United States.  A finder's fee of $40,000 was paid to an investment brokerage firm in respect of 1,333,332 units.

Contractual Obligations

The Company has no long-term debt and does not anticipate that it will require debt financing for current planned expenditures. Kimber has future contractual obligations to property vendors for the Monterde Property totalling US$ 548,000 payable in the calendar year 2006 as follows:

U.S. $

February 14, 2006	165,000
August 14, 2006	383,000
548,000

Capital Resources and Liquidity

Capital resources of the Company consist primarily of cash and liquid short-term investments. As at September 19, 2005 the Company had cash and banker’s acceptance notes totaling $6,566,534 and approximately $588,500 in receivables.

If existing warrants and vested options were exercised, the Company would generate $9,955,186 (warrants - $7,240,280; options -$2,714,906).

At present, management believes that it has sufficient financial resources to complete planned expenditures to late-2005.

The Company does not anticipate the payment of dividends in the foreseeable future.

Related Party Transactions

Amounts paid to related parties were in the normal course of operations and were valued at fair market value as determined by management.

An officer of the Company owed the Company $16,702 as at June 30, 2005 (2004 - $19,702) that relates to statutory salary deductions remitted on behalf of the officer in a previous fiscal year. The amount is repayable at $250 per month.

An officer was owed $465 as at June 30, 2005 for expense reimbursements.

Mineral Properties

Monterde Project

The Monterde Property is the Company’s principal asset, located in the Sierra Madre Mountains of southwestern Chihuahua State, approximately 75 kilometres northwest of Glamis Gold Ltd.’s El Sauzal Project and approximately 50 kilometres southeast of the past-producing Ocampo Mining District.  It is located in the Guazapares Municipality, approximately 260 road kilometres southwest of Chihuahua, Mexico. The Property is held through Kimber’s 100% owned Mexican subsidiary, Minera Monterde, S. de R.L. de C.V.

Mr. Alan Hitchborn, B. Sc., Vice President, Development manages the field program on the Monterde Project.  Mr. J.B. Richards, P. Eng., Vice-President, Engineering, is the designated internal Qualified Person for the Project, responsible for quality control and verifying all data.

Kimber has been actively drilling on the Property throughout the year and has expanded from one reverse circulation rig (RC) at the beginning of July 2004 to three drills; a core drill and two RC drills. The Company drills for twenty-day periods followed by ten-day breaks. This pattern allows geologists and engineers essential time to review and interpret incoming assay data that reveal the direction of mineralized structures for targeting future step-out holes. By avoiding “blind” holes success rates have been high using this approach on the Property.

To date there have been 351 reverse-circulation holes drilled on the Property totaling 62,276 metres: 293 holes on the Carmen deposit and related Dome Fault; 24 holes on La Veta Minitas structure; 2 on the De Nada zone, 5 on the El Orito structure and 28 holes drilled on the recently discovered Carotare area. Results of individual holes drilled into the Carmen deposit, Carotare and the Veta Minitas structure can be found on the Company’s website www.kimberresources.com or on Sedar at www.sedar.com.

In January 2005, the Company expanded its property holdings by staking concessions adjacent to the Monterde Property. Ground measuring 37 kilometres in length was staked around and to the southeast of the Monterde Property to cover extensions of mineralized structures. With some of the mineralized structures and exploration targets on the Monterde Property trending towards the boundary of the claims, the Company decided to stake surrounding ground.  The land under Kimber’s 100% control in the Monterde District is now approximately 28,000 hectares.

Development of Carmen and Resource “Estimate L”

On September 6, 2005 the Company announced Estimate “L”, a polygonal estimate using all (273) reverse circulation holes drilled on the Carmen for which results were available by August 18, 2005. The estimate was prepared by the Company’s geological and engineering staff under the supervision of External Qualified Person, Mr. A.A. Burgoyne, P.Eng of Burgoyne Geological Inc.

The table below shows the Measured & Indicated resource categories in the Carmen deposit, now approaching one million gold-equivalent ounces, a significant increase in these all-important categories.

Carmen Deposit Estimate "L"
	Tonnes	Gold (g/t)	Silver (g/t)	Gold Eq.* (g/t)	Gold, ounces	Silver, ounces	Gold Eq.* ounces
Measured	15,353,000	0.87	60	1.58	431,000	29,813,000	781,000
Indicated	4,140,000	0.86	46	1.40	114,000	6,154,000	187,000
Measured & Indicated	19,493,000	0.87	57	1.54	545,000	35,967,000	968,000
Inferred	7,393,000	1.00	39	1.46	238,000	9,374,000	346,503

Veta Minitas resource estimate of November 2004
Measured & Indicated	900,000	0.71	91	1.78	20,000	2,600,000	50,200
Inferred	400,000	0.37	99	1.53	4,500	840,000	14,400

* Gold-equivalent assumes equivalence of 85 units of silver to one unit of gold.

Boundaries to the mineralized body, incorporating the revised understanding of controls to mineralization, were drawn by hand on each of 25 vertical sections 25 metres apart. Polygons were then drawn to outline cut-off grades at 0.3 g/t gold and 35 g/t silver.

Veta Minitas

The resource estimate on the partially-drilled Veta Minitas structure is unchanged but is included to show all resource estimates on the Monterde Property to date.

Increase in Measured & Indicated

Since Estimate "K" in September 2004, a further 211,500 gold-equivalent ounces in the Measured & Indicated categories have been added, an increase of 63%, some of it from upgrading of Inferred resources, some of it from new zones. The percentage of the total gold-equivalent resource (Measured + Indicated + Inferred) belonging to the first two categories increased from 62 % to 74% (a 9 % increase for gold and a 15 % increase for silver).

Gold Equivalent Values

At approximately 45 million ounces of silver (35,921,000 Measured & Indicated, 9,366,000 Inferred) silver remains a very important component of the deposit. The Company is using a conversion factor (currently 85 ounces of silver for one ounce of gold) for calculating gold-equivalent values, which reflects both prices and the expected recoveries of gold and silver. The conversion factor will be revised as prices change and as more is known about recoveries. An alternative and commonly used approach is to use only the relative prices of gold and silver in calculating gold equivalent grades and quantities. That approach, if applied, would lead to Measured & Indicated gold-equivalent resource ounces of 1,097,000 and 382,000 of Inferred.

Grades

Gold grades are 7% lower than in Estimate "K", principally because a lower gold cut-off was used (0.3 g/t instead of 0.5 g/t), together with 35g/t silver. The lower gold cut-off is thought to be more realistic, given present prices and expected recoveries. Silver grades are lower by 31%, because much of the recent drilling has been beyond the silver-rich portion of the deposit.

Bulk Density

The reverse circulation holes drilled since Estimate "K" were accompanied by core holes drilled for geotechnical, metallurgical, and bulk-density measurements. The results of 90 bulk density measurements average 2.30 tonnes per cubic metre ("t/m3"), in contrast to the 2.65 t/m3 assumed on the basis of information then available for previous estimates. Estimate "L" incorporates the tonnage reduction, which follows from the lower bulk density.

Cost of Resource Ounces

The current cost of resource ounces to date (using all property-related costs, including purchase payments applied to all resource categories, including Inferred) is less than US$7.50 per gold-equivalent ounce.

Next Estimate

The next estimate will apply block model methods to the same geologic interpretation and the same boundaries.

Metallurgical Testing

Metallurgical testing to determine silver and gold recovery rates is ongoing. The most recent cyanide leach tests completed on 93 samples of drill core from the Carmen and related splays gave average recoveries of 90% for gold and 41% for silver. Silver has a particularly wide range (9% to 98%). Petrographic studies to determine the reasons for the variation and other leach tests are in progress.

Potential of the Monterde Property (28,000 hectares)

Although a substantial increase in the value of the Carmen deposit may follow from further enlargement and from upgrading resources to reserves (expected from the pre-feasibility study), the greatest potential for the Monterde property lies in the exploration targets, two of which (the Carotare and El Orito Norte) have already been identified.

Drilling on the Carmen deposit continues to be directed at locating additional resources and converting those in the Inferred category to Measured & Indicated.

Drilling to date has been confined to less than 50 hectares of the 28,000 hectare property. Field exploration (ie mapping and soil sampling) continues to identify other targets.

Objectives

In January 2005, after two and a half years of advancing the Carmen Deposit towards feasibility, the Company expanded its focus to include exploration of areas outside the Carmen. Now, with two excellent exploration targets, Carotare (28 holes) and El Orito Norte (expected to commence drilling in October 2005), Kimber's objectives include a significant increase of gold-equivalent resource ounces. There is, of course, no guarantee that any such objective can be achieved, but management believes there is significant potential for additional resources in the currently identified discovery areas of the Monterde Property.

Profile

With the Carmen approaching pre-feasibility and additional exploration targets to be tested, Kimber is now of interest to more institutional investors. We are therefore seeking a higher profile not only in Canada but also in the U.S. To this end we have made application for a listing on the American Stock Exchange (AMEX) in New York. A listing in the U.S. will make it easier for U.S. investors to trade in Kimber shares and broaden the shareholder base in a much larger market.

Monterde Property Payments

To complete the purchase of the Monterde property, Kimber is required to make payments to property vendors totalling US$ 548,000 prior to August 14, 2006.

Safety

On August 14, 2005 a drill company employee was injured when a hose from a high pressure booster attached to an RC drill rig burst and struck him.  He was sent to hospital with non-life threatening injuries.  The drill rig was shut down for 2 days until the drill company sent a safety engineer to the site to check and clear the equipment for work.  This is the first serious injury at the site.  Kimber continues to encourage a safe work environment and has performed an independent safety audit of the camp and on-site operating conditions. Regular safety meetings are held and protective equipment is mandatory.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements or transactions and none are contemplated.

Financial and Other Instruments

The Company’s financial instruments consist of cash, amounts receivable, amount due from related parties, prepaid expenses, investments, accounts payable and accrued liabilities and amounts due to related parties. The balances in these accounts are in Canadian dollars and are recorded at their fair value. Property payment commitments are due in United States dollars so there is a risk of increased costs on these payments as a result of fluctuations in foreign exchange rates.

Legal Proceedings

The Company and its subsidiary are not parties to any legal proceedings and have no contingent liabilities.

Changes in Accounting Policy

There were no changes to accounting policies adopted in the fiscal year ended June 30, 2005.

Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that material information is made known to the President and Chief Financial Officer and other officers and have concluded that its disclosure controls and procedures are effective.

Outstanding Share Data

The Company has one class of shares and there were 33,732,828 shares issued as at June 30, 2005. As at September 19, 2005 the Company had 37,066,160 shares issued and 45,000,988 outstanding on a fully diluted basis.

The Company has a stock option plan and at September 19, 2005 there were 3,912,450 options outstanding including 120,450 options issued to the agent of the private placement closed September 9, 2004. Of the 3,792,000 options granted to employees, directors and consultants 2,526,650 have vested.

The Company has 4,022,378 warrants outstanding as at September 19, 2005 all exercisable at $1.80.

Risk and Uncertainties

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, which statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements.

The Company is a mineral development and exploration company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this report and in the notes to financial statements.

The Company’s financial success is subject to general market conditions, which affect mining and exploration companies.  The value of the Company’s mineral resources and future operating profit and loss may be affected by fluctuations in precious metal prices, over which the Company has no control, although it may choose to hedge some of its future production.  The cost of exploration and future capital and operating costs are affected by foreign exchange rates for the Canadian dollar, United States dollar and Mexican nuevo peso.  The Company can mitigate the effects of these rate fluctuations, to some extent, through forward purchases.  Because of its limited operating record and history of losses, it may not be able to hedge future risk to the extent it feels is warranted.  The Company also competes with other mining companies, which are larger and have more economic resources to acquire prospective exploration properties or producing mines.

The Company also faces certain risks and uncertainties specific to its circumstances.  The Company’s ability to obtain financing to explore for mineral deposits and to continue and complete the development of those properties it has classified as assets is not assured; nor is there assurance that the expenditure of funds will result in the discovery of an economic mineral deposit.  The Company has not completed a feasibility study on any of its deposits to determine if it hosts a mineral resource that can be economically developed and profitably mined. While the Company has used its best efforts to secure title to all its properties and secured access to surface rights, these titles or rights may be disputed.

Additional Information

On July 21, 2005 the Company filed a final 20-F Registration Statement with the United States Securities and Exchange Commission (SEC) which was subsequently cleared with no further comments. The 20-F Registration Statement can be found on the SEC website www.sec.gov under “Filings and Forms (EDGAR)” or on SEDAR.